

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2013

<u>Via E-mail</u>
Erik YK Wong
Chief Executive Officer
CenturyTouch Ltd, Inc.
Stanton House
31 Westgate
Grantham NG31 6LX

      Re: CenturyTouch Ltd, Inc.
                Amendment No. 1 to
                Registration Statement on Form S-11
                Filed August 6, 2013
                File No. 333-185670

Dear Mr. Wong:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your responses to comments 2 and 30 in our letter dated January 18, 2013 referring the 8-K filed on July 31, 2013. Please note that you have not made any filings since December 24, 2012. Please advise. Additionally, please note that we will not be in a position to declare this registration statement effective until you have satisfied your reporting obligations.

2.   We note your response to comment 3. Please tell us how your shareholders received their shares but not the certificates. Also, please provide us with a copy of the letter you will provide the selling shareholders notifying them of the requirements to sell at a fixed price and their underwriting status.

3.   We note your response to comment 6; however, please note that we have not yet received the materials. Please provide additional copies at your earliest convenience for our review.

4.   We note your response to comment 8. Please describe the process your accountant undertakes to prepare and maintain your books and records and the corresponding controls that are in place to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. Additionally, clarify for those employees of your accountant that perform services for the company, their specific qualifications that make them familiar with U.S. GAAP.

5.   Please tell us how many hours your accountant spent last year preparing your books and records and related financial statements and the total amount of fees you paid to such accounting firm in connection with these services. Additionally, tell us when the Company began to retain these services.

Prospectus Summary, page 5

6.   We note the revised disclosure of your revenues generated for the nine months ended March 31, 2013. Please revise to also disclose the net loss experienced for the same period.

7.   We note your response to comment 9. Please note that on page 6 you still refer to "timely investing the proceeds of this offering…." Please revise your disclosure accordingly.

Risk Factors

General Risks Related to Our Business

Some of our mortgage loans may have "due on sale" provisions, page 14

8.   We note your response to comment 11. Please revise your narrative in this section to clarify that all of your loans are subject to the referenced provision.

Our independent auditors have expressed in their report…, page 15

9.   Please revise your disclosure in this subcaption and narrative to disclose the net losses you have incurred, as previously requested. Also, please relocate this risk factor and the next one discussing the selling shareholders to the beginning of this section.

Management's Discussion and Analysis of Financial Condition, page 20

10.   Please tell us how your statement that "currently the rental income from our properties covers our mortgages and administrative expenses" is accurate.

11.   Please clarify how you determined you have earnings per share of $.01.

Results of Operations, page 20

12.   We note your response to comment 13. Please revise to discuss the reason behind the changes in your revenues and expenses.

Reports to Stockholders, page 22

13.   Please explain the basis for your disclosure that you "are not subject to the informational requirements of the Securities Exchange Act of 1934." Please refer to your Form 10 registration statement and subsequent amendments that were filed in 2010.

Our Properties, page 25

14.   You disclose that all the properties were acquired on April 21, 2012. Please clarify if this is the date of your merger or the date of original acquisition by CenturyTouch, the British company.

15.   We reissue comment 22. Please revise to provide your average effective rental rates for the commercial and residential portions of each property. Clarify if all leases were in place prior to your merger. If not, discuss your leasing activity.

Security Ownership of Certain Beneficial Owners and Management, page 29

16.   Please revise the table to attribute all of CenturyTouch Group's shares to Mr. Wong.

Director, Executive Officers, Promoters and Control Persons, page 30

17.   We note your revised disclosure in response to comment 25. Please confirm that the listed persons are your only promoters.

18.   We note your response to comment 26. Please further revise to explain what you mean by "active real estate investor". Please also revise the disclosure for Mr. Edmund Wong to include only Mr. Wong's prior experience.

19.   Please also briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Wong should serve as a director.

Interests of Named Experts and Counsel, page 33

20.   We note your disclosure regarding your change in accountant and that your prior accountant's audit report for the period of inception to September 31, 2012 contained an explanatory paragraph in respect to uncertainty as to your ability to continue as a going

concern. Further, you disclose that your prior accountant did not issue a modified audit report as to uncertainty. Note that a modified audit opinion includes an opinion that expresses substantial doubt about a company's ability to continue as a going concern. In your amended filing, please update your disclosure accordingly.

21.   We note your disclosure that Exhibit 16.1 was filed as part of your registration statement. We are unable to locate this exhibit. Please clarify.

22.   Please amend your disclosure to state the date of your new accountant's engagement.

Report of Independent Registered Accounting Firm, page F-1

23.   We note your response to our prior comment twenty-nine. Please file an Item 4.01 Form 8-K disclosing your change in accountant.

Financial Statements

24.   We note your response to our prior comment thirty. We are unable to locate your referenced 8-K dated July 31, 2013 regarding a change in fiscal year-end. Please clarify when this 8-K will be filed and whether or not it will represent an amendment to the 8-K filed on April 12, 2012. Additionally, provide to us a timeline of when your Form 10-K for the year ended June 30, 2012 and subsequent quarterly reports will be filed.

25.   Please revise your filing to provide updated financial statements. Refer to Rule 3-12 of Regulation S-X.

26.   Please remove the references to the March 31, 2013 and 2012 financial statements and notes as audited within your amended filing.

27.   It appears that you have corrected an error in previously issued financial statements. Please revise your filing to provide the disclosures required by paragraph 7 of ASC 250-10-50. Additionally, please label your financial statements as restated and have your auditors reference the restatement in their opinion.

28.   Please provide your significance test calculations for your real estate properties acquired during the periods for which income statements are required or subsequent to the latest balance sheet. Please refer to Rule 8-06 of Regulation S-K.

29.   Please tell us how you have complied with the disclosure requirements in 805-10-50, or tell us how you determined it was not necessary to provide this information for your real estate acquisitions.

Part II Information Not Required in Prospectus

Recent sales of Unregistered Securities, page 37.

30.	We reissue comment 41. Please advise or revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc:	Jillian Ivey Sidoti, Esq